082-03116

GREAT QUEST
METALS LTD.

RECEIVED
2008 SEP -3 P 12:45

SUPPL

August 26, 2008

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

08004700

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")
Second Quarter Report

Enclosed please find one copy of the Company's Form 51-102F1 with the Second Quarter Report and financial statements for the six months ended June 30, 2008.

Please be advised, that in accordance with National Instrument 51-102, the Second Quarter Report was mailed to shareholders on August 26, 2008.

Yours truly,

GREAT QUEST METALS LTD.

PROCESSED
SEP 05 2008
THOMSON REUTERS

Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

9/4

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

GREAT QUEST METALS LTD.

Second Quarter Report to Shareholders - For the Six Months Ended June 30, 2008
(BC Form 51-102F1, Schedule C: Management Discussion and Analysis)

Dear Shareholders:

Introduction

During the Second Quarter of 2008 (April 1 through June 30, 2008), exploration activity by Great Quest Metals Ltd. was held to a minimum as the stock market for junior exploration companies experienced a very brutal correction within a bull market. Subsequent to the Second Quarter, the Company carried out a drill program on the Taseko copper-gold-molybdenum property in British Columbia.

The outlook for the Company's Kenieba gold concession changed considerably with the purchase by Avion Resources Corp. of the adjacent Tabakoto Mine from Nevsun Resources Ltd. Nevsun had suspended operation at the mine in September, 2007.

The Company is currently in discussions on the possible acquisition of a major new project.

The Company completed a $360,000 private placement during the Second Quarter.

Taseko Copper-Gold-Molybdenum Property

In July, 2008 a 1,567 metre drill program was carried out on the Company's 100% owned Taseko property, 225 kilometres north of Vancouver, British Columbia. Three areas, including the Granite Creek molybdenum zone, a copper-molybdenum soil anomaly south of the East zone and an area east of and adjacent to the copper-gold Empress deposit, were tested. Results of drilling are expected to be released with the next few weeks.

In 1991, a pre-feasibility study on the Empress deposit by James Askew and Associates, Inc. of Denver estimated in situ resources of 11,078,000 tons of 0.61% copper and 0.023 ounces per ton gold. As that study predates NI 43-101, it must be declared that the potential quantity and grade is conceptual in nature; there has been insufficient exploration to define a mineral resource; and it is uncertain that further exploration will result in the target being delineated as a mineral resource.

Kenieba Gold Concession

The Kenieba concession in western Mali, West Africa is south of and adjacent to the Tabakoto – Segala gold concessions. On May 20, 2008, Avion Resources announced the acquisition of an 80% interest in the Tabakoto mine and Segala deposit from Nevsun Resources Ltd. Nevsun had suspended operations at the mine in September, 2007, an action which cast a negative light on Great Quest's exploration activities on the Kenieba concession. Avion plans to re-evaluate the project and aims to re-open the Tabakoto mine in late 2009. Plans call for a 15,000+ metre drill program followed by an updated resource estimate for both the Tabakoto and Segala open-pit targets to be completed by the end of the year. The drill program is currently in progress.

The activity of Avion brought a new level of optimism into the area and presents the Kenieba concession in a much more favorable light. The geology of the Djambaye 2 gold zone is similar in many ways to that of the Tabakoto deposit.

On January 28, 2008, Great Quest announced the results of a mineral resource study on the Djambaye 2 gold zone by Carl G. Verley (P. Geo.) in which he defined a NI 43-101 compliant, mineral resource of 324,000 ounces of gold. This equates to 2,574,000 tonnes of 3.92 grams per tonne or 10.08 tonnes of gold. The mineral resource calculation was made over a length of 1,850 metres and a range of depth varying from 100 to 150 metres. Over parts of its length, the Djambaye 2 actually consists of 2 zones, the Djambaye 2A and the Djambaye 2B. The 2A zone averages 2.98 metres in thickness whereas the 2B zone averages 2.24 metres. The Djambaye 2 zone has been traced for 4,000 metres on the surface and is open in both directions and to depth.

Bourdala Concessions

There was no activity on the Bourdala concessions during the Second Quarter or subsequently.

Possible New Phosphate Acquisition

Since early April, 2008, Great Quest has been studying various aspects of a phosphate project and is currently in discussions on a possible acquisition.

Future Programs

The outlook for future programs depends on the results of drilling on the Taseko project and negotiations to improve access to the project. In Mali exploration will resume on the Kenieba project as the prospects for the region improve as a result of work on the adjacent Tabakoto and Segala concessions. The initial program will start with RAB drilling followed by diamond drilling. Additional exploration work in Mali will depend on the outcome of property acquisitions.

The Exploration Team

Planning for and supervision of the projects in Mali is carried out by Mamadou Keita, M.Sc. Geo., Willis W. Osborne M.Sc. Geo., and Carl G. Verley, P. Geo. Planning for and supervision of the Taseko project in British Columbia is carried out by Jay W. Page, P. Geo. and Willis W. Osborne. Carl G. Verley and Jay W. Page are the Independent Qualified Persons under National Instrument 43-101.

Overview of Performance

During the Second Quarter, the Company's assets increased by $163,442 to $6,479,502. This is mainly due to $360,000 received from a private placement completed during the Second Quarter. The Company's working capital increased by $128,517 from a working capital of $337,254 at the end of the First Quarter to a working capital of $465,771 at the end of the Second Quarter.

During the Second Quarter, the Company spent $29,295 on exploration costs and paid $12,990 towards mineral concessions, options and contracts.

Results of Operations

The Company's operations consist of the exploration and development of mineral concessions in Mali and Canada, the maintenance of a head office in Canada, and the maintenance of an operations office in Mali.

The net loss for the Second Quarter was $211,809 or $0.008 per share compared to a net loss of $513,921 or $0.025 per share in the Second Quarter of Fiscal 2007. This represents a decrease in net loss of $302,112. The main reason for the decrease is due to a $317,992 reduction in stock-based compensation expense. During the Second Quarter of Fiscal 2007, 897,500 options with a fair value of $411,811 ($0.46 per option) vested compared to 640,000 options with a fair value of $93,819 ($0.15 per option) vesting during the Second Quarter of Fiscal 2008. The decrease in the fair value of each option is the result of the reduction in the Company's share price. In calculating stock-based compensation, the lower the stock price, the lower the fair value of the stock option.

Highlights from operations are as follows: Property examination costs increased by $16,188; Management fees increased by $7,850; Rent increased by $6,617; Investor relations decreased by $8,500; Accounting and audit decreased by $6,646. Property examination costs increased due to the evaluation of potential new project opportunities in Mali, Africa. Management fees increased mainly as a result of the addition of Victor Jones, CFO. Bill Osborne previously held both the CEO and CFO positions.

Results of Operations (continued)

Rent increased because the cost sharing arrangement with African Metals Corporation ended in the prior year. African Metals Corporation had previously shared the office costs with the Company. However, during Fiscal 2007, African Metals Corporation moved to another location. As a result, the Company is paying the full costs of the rental of the office. Investor relations decreased because of the termination of the investor relation agreement with Ascenta Capital Partners Inc. Accounting and audit decreased because the year-end audit and its related costs were incurred earlier in the current year compared to the prior year. In fact, the year to date accounting and audit costs has decreased by $4,221.

Liquidity and Capital Resources

During the Second Quarter, the Company completed a Private Placement consisting of 3,000,000 units at a price of $0.12 per unit for a total consideration of $360,000. Each unit consists of one share and one-half of a transferable share purchase warrant. Each full share purchase warrant is exercisable to acquire one additional share at a price of $0.20 per share on or before June 18, 2009. All shares issued under this private placement are subject to a hold period and may not be traded until October 19, 2008. The Company paid a finder's fee of $12,768 and agent's fees of 106,400 transferable agent's warrants with a fair value of $7,419. Each agent's warrant is exercisable to acquire one share at a price of $0.20 per share on or before June 18, 2009.

During the Second Quarter, the Company granted 700,000 stock options to directors, officers and consultants of the Company. Each stock option entitles the holder to purchase one common share of the Company's capital stock at $0.25 for a term of five years. Of the total stock options granted, only 640,000 vested during the quarter.

Related Party Transactions

During the Second Quarter, management fees totalling $9,900 (2007 - $6,300) were paid to a company wholly owned by Willis W. Osborne, Director, management fees totalling $8,250 (2007 - $4,000) to a company wholly owned by Victor Jones, Director, geological fees totalling $10,192 (2007 - $8,351) to Mamadou Keita, Director and accounting fees totalling $2,888 (2007 - $1,916) and consulting fees totaling $5,906 (2007 - $4,095) to the Secretary of the Company.

Summary of Quarterly Results

Selected consolidated financial information for the last 12 quarters is as follows:

Quarter	Revenue	Net income (loss)	Net earnings (loss) per share
2008 2nd Q	$ 5,752	$ 211,809	$ 0.008
2008 1st Q	$ 7,722	$ 458,174	$ 0.017
2007 4th Q	$ 7,713	$ (410,247)	$ (0.017)
2007 3rd Q	$ 5,682	$ (107,964)	$ (0.005)
2007 2nd Q	$ 1,862	$ (488,811)	$ (0.025)
2007 1st Q	$ 526	$ (131,427)	$ (0.007)
2006 4th Q	$ 1,874	$ (88,934)	$ (0.005)
2006 3rd Q	$ 2,625	$ (98,736)	$ (0.005)
2006 2nd Q	$ 2,562	$ (311,681)	$ (0.017)
2006 1st Q	$ 161	$ (55,418)	$ (0.003)
2005 4th Q	$ 888	$ (110,126)	$ (0.007)
2005 3rd Q	$ 52	$ (30,716)	$ (0.002)

Investor Relations

George W. Butterworth is the Company's investor relations representative. Mr. Butterworth liaises with the investment community and communicates with investors and shareholders about the Company's projects and progress. In June, the Company participated in the Vancouver Investment Conference. Additional information can be viewed online on SEDAR and at www.greatquest.com.

DATED: August 22, 2008

ON BEHALF OF THE BOARD OF DIRETORS OF GREAT QUEST METALS LTD.

"Willis W. Osborne"

Willis W. Osborne
President & Director

GREAT QUEST METALS LTD.

QUARTERLY REPORT

JUNE 30, 2008

NOTICE OF NO AUDITOR REVIEW OF INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim consolidated financial statements, they must be accompanied by a notice indicating that the consolidated financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim consolidated financial statements by an entity's auditor.

SCHEDULE A: FINANCIAL STATEMENTS

1. Consolidated Balance Sheets
2. Consolidated Statement of Operations and Deficit
3. Consolidated Statement of Cash Flows
4. Notes to Consolidated Financial Statements

Schedule A: Financial Information

GREAT QUEST METALS LTD.

Vancouver, Canada

Consolidated Financial Statements

(Unaudited – Prepared By Management)

June 30, 2008 and 2007

GREAT QUEST METALS LTD.
CONSOLIDATED BALANCE SHEETS
JUNE 30, 2008
(With comparative audited figures for December 31, 2007)

	June 30, 2008 (unaudited)	December 31, 2007 (audited)
ASSETS		
Current Assets		
Cash	$ 94,017	$ 190,079
Term deposits (Note 8)	611,986	907,178
Accounts receivable	15,600	-
Goods and services tax recoverable	7,363	70,886
Prepaid expenses	111,446	19,868
	840,412	1,188,011
Due from related party	488	428
Due from African Metals Corporation	19,348	29,797
Automobile, equipment and furniture (Note 2)	7,121	8,378
Mineral properties, including deferred costs (Note 3)	5,603,719	5,425,558
Deposits	8,414	8,414
	$ 6,479,502	$ 6,660,586
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	351,534	670,112
Due to related parties	23,107	23,107
	$ 374,641	$ 693,219
SHARE CAPITAL AND DEFICIT		
Share capital (Note 4)	9,951,872	10,164,159
Contributed surplus (Note 4)	1,114,820	1,011,531
Deficit	(4,961,831)	(5,208,324)
	6,104,861	5,967,367
	$ 6,479,502	$ 6,660,586

Commitment (Note 8)

Approved by the Directors:

"*Willis W. Osborne*" Director

"*Victor J.E. Jones*" Director

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

GREAT QUEST METALS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE PERIODS ENDED JUNE 30, 2008 AND JUNE 30, 2007

	3 Months ended		6 Months ended	
	JUNE 30, 2008	JUNE 30, 2007	JUNE 30, 2008	JUNE 30, 2007
ADMINISTRATION COSTS:				
Accounting and audit	$ 13,372	$ 20,018	$ 20,488	$ 24,709
Amortization	97	138	193	276
Bank charges	310	162	442	706
Consulting	5,906	4,095	10,526	7,652
Investor relations	5,000	13,500	9,500	33,000
Legal	7,447	6,144	8,843	9,567
Management fees	18,150	10,300	36,300	16,500
Office and general	14,025	12,340	24,579	27,157
Promotion, travel and shareholder relations	24,588	22,833	43,194	43,819
Property examination costs	16,188	-	16,188	-
Rent	11,482	4,865	20,454	9,732
Securities and brokerage fees	7,645	7,449	18,161	23,543
Stock-based compensation	93,819	411,811	95,870	446,118
Telephone and communication	3,043	2,128	4,544	4,957
	221,074	515,783	309,282	647,736
Loss (gain) on foreign exchange	(3,511)	-	38,799	-
Interest income	(5,752)	(1,862)	(13,474)	(2,388)
LOSS FOR THE PERIOD BEFORE TAXES	211,809	513,921	334,607	645,348
INCOME TAXES				
Future income tax (Note 4)	-	-	(581,100)	-
NET AND COMPREHENSIVE (INCOME) LOSS FOR PERIOD AFTER TAXES	211,809	513,921	(246,493)	645,348
DEFICIT AT BEGINNING OF PERIOD	4,750,022	4,201,302	5,208,324	4,069,875
DEFICIT AT END OF PERIOD	$ 4,961,831	$ 4,715,223	$ 4,961,831	$ 4,715,223
Basic and diluted loss per share	$ 0.008	$ 0.025	$ (0.009)	$ 0.033
Weighted average common shares outstanding	27,139,914	20,273,174	27,106,581	19,553,660

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

GREAT QUEST METALS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED JUNE 30, 2008 AND JUNE 30, 2007

	3 Months ended		6 Months ended	
	JUNE 30, 2008	JUNE 30, 2007	JUNE 30, 2008	JUNE 30, 2007
OPERATING ACTIVITIES:				
Net and comprehensive income (loss) for the period	$ (211,809)	$ (513,921)	$ 246,493	$ (513,921)
Adjustments:				
Amortization	97	138	193	276
Stock-based compensation	93,819	411,811	95,870	446,118
Future income taxes (Note 4)	-	-	(581,100)	-
	(117,893)	(101,972)	(238,544)	(198,954)
Change in non-cash working capital items:				
Accounts receivable	(15,600)	-	(15,600)	-
Goods and services tax recoverable	47,308	(958)	63,523	(3,396)
Prepaid expenses.	(54,266)	(3,018)	(91,578)	260
Accounts payable and accrued liabilities	(121,369)	(32,875)	(318,578)	(77,898)
Due to related parties	-	-	-	272
	(261,820)	(138,823)	(600,777)	(279,716)
FINANCING ACTIVITIES:				
Issue of share capital for cash	360,000	459,700	360,000	1,033,313
Share subscription advances	-	(51,000)	-	-
Share issue costs	(12,768)	(22,362)	(12,768)	(22,362)
	347,232	386,338	347,232	1,010,951
INVESTING ACTIVITIES:				
Due from related parties	(28)	-	(60)	-
Due from African Metals Corporation	(3,328)	(11,006)	10,449	(31,298)
Acquisition costs of mineral properties	(12,990)	(36,816)	(28,742)	(84,402)
Deferred exploration and development costs, net of amortization	(29,295)	(359,179)	(119,356)	(512,933)
	(45,641)	(407,001)	(137,709)	(628,633)
INCREASE (DECREASE) IN CASH	39,771	(159,486)	(391,254)	102,602
CASH AT BEGINNING OF PERIOD	666,232	299,923	1,097,257	37,835
CASH AT END OF PERIOD	$ 706,003	$ 140,437	$ 706,003	$ 140,437
Cash is comprised of:				
Cash	$ 94,017	$ 140,437	$ 94,017	$ 140,437
Term Deposits	611,986	-	611,986	-
	$ 706,003	$ 140,437	$ 706,003	$ 140,437

Supplemental cash flow information (Note 7)

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

GREAT QUEST METALS LTD.
CONSOLIDATED STATEMENTS OF DEFERRED EXPLORATION COSTS
FOR THE PERIODS ENDED JUNE 30, 2008 AND JUNE 30, 2007

	Mali	Canada	2008 Total	2007 Total
EXPLORATION COSTS:				
Amortization	$ 1,064	$ -	$ 1,064	$ 1,519
Drilling, reclamation and assays	13,393	83,484	96,877	488,570
Exploration surveys	10,317	100	10,417	21,220
Office, consulting and travel	12,062	-	12,062	3,142
Total costs incurred during the period	36,836	83,584	120,420	514,451
Balance, beginning of period	3,271,433	1,020,352	4,291,785	2,351,859
Balance, end of period	$ 3,308,269	$ 1,103,936	$ 4,412,205	$ 2,866,310

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

1. INTERIM CONSOLIDATED FINANCIAL STATEMENTS

While the interim consolidated financial statements are prepared by management without audit, they are prepared using the same accounting policies and methods of application as the Company's annual December 31, 2007 audited consolidated financial statements. It is suggested that these consolidated financial statements be read in conjunction with the Company's annual December 31, 2007 audited consolidated financial statements.

2. AUTOMOBILE, EQUIPMENT AND FURNITURE

	June 30, 2008			December 31, 2007
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Automobile	$ 41,769	$ 38,485	$ 3,284	$ 3,863
Equipment	18,924	15,216	3,708	4,363
Furniture	2,347	2,218	129	152
	$ 63,040	$ 55,919	$ 7,121	$ 8,378

3. MINERAL PROPERTIES

	June 30, 2008			
	Acquisition Costs	Deferred Exploration Costs	Write-off of Capitalized Costs	Total
a. Mali Properties	$ 1,190,489	$ 3,308,269	$ -	$ 4,498,758
b. Taseko Property	1,025	1,103,936	-	1,104,961
	$ 1,191,514	$ 4,412,205	$ -	$ 5,603,719

	December 31, 2007			
	Acquisition Costs	Deferred Exploration Costs	Write-off of Capitalized Costs	Total
a. Mali Properties	$ 1,270,160	$ 3,408,023	$ (272,978)	$ 4,405,205
b. Taseko Property	1	1,020,352	-	1,020,353
	$ 1,270,161	$ 4,428,375	$ (272,978)	$ 5,425,558

Comifa Concession
During the current period, the Company paid 5,000,000 FCFA (CDN$11,966) to the Owner.

Taseko Property
During the current period, the Company paid $1,000 US (CDN$1,024) to the Owner.

4. SHARE CAPITAL

The authorized share capital of the Company is unlimited shares without par value.
The Company has issued shares of its capital stock as follows:

	June 30, 2008		December 31, 2007	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance, beginning of period/year	27,039,914	$ 10,164,159	18,834,147	$ 7,130,161
Issued during the period/year for:				
Cash	3,000,000	360,000	8,040,459	3,292,038
Mineral property	100,000	29,000	165,308	49,452
Share issue costs				
cash	-	(12,768)	-	(144,226)
agents units/warrants	-	(7,419)	-	(86,701)
shares	-	-	-	(49,452)
legal fees	-	-	-	(27,113)
future income taxes on flow-through shares	-	(581,100)	-	-
Balance, end of period/year	30,139,914	9,951,872	27,039,914	$10,164,159

Transactions for the Issue of Share Capital
During the quarter ended June 30, 2008:

The Company completed a Private Placement consisting of 3,000,000 units at a price of $0.12 per unit for a total consideration of $360,000. Each unit consists of one share and one-half of a transferable share purchase warrant. Each full share purchase warrant is exercisable to acquire one additional share at a price of $0.20 per share on or before June 18, 2009. All shares issued under this private placement are subject to a hold period and may not be traded until October 19, 2008. The Company paid a finder's fee of $12,768 and agent's fees of 106,400 transferable agent's warrants with a fair value of $7,419. Each agent's warrant is exercisable to acquire one share at a price of $0.20 per share on or before June 18, 2009.

Stock Options

A summary of the status of the Company's stock option plan as of June 30, 2008 and December 31, 2007, and changes during the period and year then ended are as follows:

	June 30, 2008			December 31, 2007		
	Shares	Weighted Average Exercise Price	Weighted Average Remaining Life in Years	Shares	Weighted Average Exercise Price	Weighted Average Remaining Life in Years
Options outstanding, beginning of period/year	1,525,000	$ 0.68	3.72	940,000	$ 0.70	3.59
Exercised	-	-	-	(55,000)	(0.30)	-
Granted	700,000	0.25	-	865,000	0.65	-
Forfeited/cancelled	-	-	-	(225,000)	(0.74)	-
Options outstanding, end of period/year	2,225,000	$ 0.54	3.70	1,525,000	$ 0.68	3.72

4. SHARE CAPITAL (Continued)

Stock Options (continued)

The following table summarizes information about the stock options outstanding and exercisable at June 30, 2008:

Options Outstanding	Options Exercisable	Exercise Price	Expiry Date
250,000	250,000	$ 0.65	November 26, 2009
110,000	110,000	$ 0.65	October 21, 2010
300,000	300,000	$ 0.80	April 18, 2011
100,000	100,000	$ 0.64	May 30, 2012
765,000	765,000	$ 0.65	June 11, 2012
700,000	640,000	$ 0.25	April 8, 2013
2,225,000	2,165,000		

The fair values of options granted during the quarter ended June 30, 2008 were estimated at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected volatility	92.88%
Risk-free interest rate	3.13%
Expected life	5 years
Expected dividend yield	0%

Based on the above assumptions, the average fair value of each option granted and vested was $0.15. Accordingly, compensation expense of $98,819 was recorded in the statement of operations for the options vested during the quarter ended June 30, 2008.

Warrants

At June 30, 2008, the Company had outstanding purchase warrants exercisable to acquire 5,625,293 shares as follows:

Number	Exercise Price	Expiry Date
225,000	$ 0.80	July 20, 2008 [1][2]
40,000	$ 0.75	July 20, 2008 [1][2]
545,192	$ 0.80	August 13, 2008 [2]
54,200	$ 0.21	December 18, 2008
75,600	$ 0.27	December 18, 2008
490,000	$ 0.40	December 18, 2008
737,500	$ 0.30 or	December 19, 2008
	$ 0.40	December 18, 2009
925,925	$ 0.40	December 19, 2008
1,190,476	$ 0.30 or	December 19, 2008
	$ 0.40	December 19, 2009
1,606,400	$ 0.20	June 18, 2009
5,625,293		

[1] These warrants are subject to an early expiration provision such that at any time after the date of closing, should the common shares of the Company trade on the TSX Venture Exchange at or above a weighted average trading price of $ 1.00 per share for 10 consecutive days, the Company may give notice to the holders of the warrants via a news release that the warrants will expire 30 days from the date of providing such notice.

[2] Subsequently expired.

GREAT QUEST METALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008

4. SHARE CAPITAL (Continued)

Compensation Options

Agent Compensation Option Units

At June 30, 2008, the Company had the following compensation option units outstanding:

a. Compensation options to purchase 87,230 compensation units for a period of one year at a price of $0.65 per unit and consists of one share and one half of a one year compensation option warrant. Each full compensation option warrant entitles the holder to purchase one share of the Company's capital stock at $0.80 per share until August 13, 2008 for a total of 43,615 warrants.

b. Compensation options to purchase 243,386 compensation units for a period of 2 years at a price of $0.21 per unit and consists of one common share and one compensation unit warrant. Each compensation unit warrant is exercisable at a price of $0.30 until December 19, 2008 and at $0.40 per share from December 20, 2008 to December 19, 2009 for total of 243,386 warrants.

Contributed surplus

	June 30, 2008	December 31, 2007
Balance, beginning of period/year	$ 1,011,531	$ 467,842
Stock-based compensation expense	95,869	456,988
Agent warrants issued	7,419	86,701
Balance, end of period/year	$ 1,114,819	$ 1,011,531

Stock Based Compensation

During the current period, stock-based compensation has been recorded in the amount of $93,819 and included in contributed surplus. This amount relates to 640,000 options that had vested during the period.

Escrow Shares

There are 143,734 shares held in escrow.

5. RELATED PARTY TRANSACTIONS

The Company had the following related party transactions during the six month period ended June 30, 2008:

a. Management fees totalling $19,800 (2007 - $16,500) were incurred with corporations related to the Company by the CEO of the Company.
b. Management fees totalling $16,500 (2007 - $Nil) have been incurred with a corporation related to the Company by the CFO of the Company.
c. Geological fees totalling $19,969 (2007 - $8,351) have been incurred with a Director of the Company.

5. RELATED PARTY TRANSACTIONS (Continued)

d. Accounting fees totalling $5,854 (2007 - $3,207) and consulting fees totalling $10,526 (2007 - $7,652) have been incurred with the Secretary of the Company.

These transactions are in the normal course of operations and have been valued in these financial statements at the exchange amount which is the amount of consideration established and agreed to by the related parties.

6. SEGMENTED INFORMATION

The Company's activities are all in the one industry segment of mineral property acquisition, exploration and development.

Property, automobile, equipment and furniture by geographical segment are as follows:

	Mali	Canada	Total
June 30, 2008			
Automobile, equipment and furniture	$ 6,026	$ 1,095	$ 7,121
Mineral properties, including deferred costs	4,503,970	1,099,749	5,603,719
	$ 4,569,996	$ 1,100,844	$ 5,610,840

	Mali	Canada	Total
December 31, 2007			
Automobile, equipment and furniture	$ 7,090	$ 1,288	$ 8,378
Mineral properties, including deferred costs	4,405,205	1,020,353	5,425,558
	$ 4,412,295	$ 1,021,641	$ 5,433,936

	Mali	Canada	Total
For the period ended June 30, 2008			
Future income tax	$ -	$ 581,100	$ 581,100
Loss on foreign exchange	(38,799)	-	(38,799)
Interest income	-	13,474	13,474
Expenses	(35,866)	(273,416)	(309,282)
	$ (74,665)	$ 321,158	$ 246,493

	Mali	Canada	Total
For the year ended December 31, 2007			
Interest income	$ -	$ 15,783	$ 15,783
Expenses	(322,643)	(831,589)	(1,154,232)
	$ (322,643)	$ (815,806)	$ (1,138,449)

7. SUPPLEMENTAL CASH FLOW INFORMATION

The Company incurred non-cash financing and investing activities during the period/year ended June 30, 2008 and December 31, 2006 as follows:

	June 30, 2008	December 31, 2007
Non-cash financing activities:		
Items affecting share capital:		
Shares issued for mineral property	$ (29,000)	$ -
Future income taxes	581,100	-
	$ 552,100	$ -

	June 30, 2008	December 31, 2007
Non-cash investing activities:		
Deferred exploration costs - amortization	$ (1,064)	$ (3,038)
	$ (1,064)	$ (3,038)

8. COMMITMENT

The Company entered into two flow-through share subscription agreements during the year ended December 31, 2007 totalling $1,703,500 whereby it is committed to incur exploration expenses on or before December 31, 2008. As at June 30, 2008, the Company has incurred $1,108,724 of qualifying Canadian Exploration Expenses as described in the Income Tax Act of Canada. As a result, a remaining balance of $594,776 will need to be spent by December 31, 2008. Funds in the term deposits are redeemable on demand and are allocated for qualified Canadian Exploration Expenditures on the Taseko Property.

GREAT QUEST METALS LTD.

Corporate Information
(As at August 20, 2008)

CORPORATE HEAD OFFICE
Suite 515, 475 Howe Street, Vancouver, British Columbia, Canada V6C 2B3
Telephone: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

DIRECTORS & OFFICERS
Mr. Victor J.E. Jones, Chairman, CFO & Director
Mr. Willis W. Osborne, President, CEO & Director
Mr. Mahamadou Keita, VP-Exploration & Director
Mr. Scott B. Hean, Director
Mr. Robert Veitch, Director
Ms. Jennifer Nestoruk, Corporate Secretary

INVESTOR RELATIONS
Great Quest Metals Ltd.
George Butterworth: 604-689-2882
Toll Free: 877-325-3838

STOCK EXCHANGE LISTINGS
TSX Venture Exchange (TSX-V)
Trading Symbol "GQ"

Berlin-Bremin Exchange
Trading Symbol "GQM"

Frankfurt Exchange
Trading Symbol "GQM"

SHARE CAPITAL
Authorized:	Unlimited
Issued:	30,139,914
Options:	2,225,000
Warrants:	5,080,101
Compensation Options:	243,386
Compensation Option Warrants:	243,386
Fully Diluted	37,931,787

12g3-2(b) Exemption #82-3116
Standard & Poor's Listed

TRANSFER AGENT & REGISTRAR
Computershare
510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9

LEGAL COUNSEL & RECORDS OFFICE
DuMoulin Black LLP
10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5

AUDITORS
MacKay LLP, Chartered Accountants
1100 – 1177 West Hastings Street, Vancouver, British Columbia, Canada V6E 4T5

END